Exhibit 99.1

AYR Wellness Announces Opening of AYR Dispensary Dayton, Third Location in Ohio

MIAMI, November 28, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the opening of AYR Dispensary Dayton, the third AYR location in Ohio and first in the Dayton Metropolitan Region. The new location closely follows the recent openings of AYR Woodmere, in the Greater Cleveland Region, and AYR Goshen, in Greater Cincinnati.

AYR has the future right to ownership of all three dispensaries, subject to regulatory approval.

“We are thrilled to support Daily Releaf to open the third AYR-branded dispensary in the emerging market of Ohio,” said David Goubert, President and CEO of AYR. “Following a historic Election Day, where Ohio voters made a strong statement to further expand access to cannabis, we are eager to develop relationships with patients and the broader community in the Dayton area and across Montgomery County. AYR is just at the beginning of its work in Ohio and we hope to expand our presence in the near future.”

Located at 4918 Airway Road, Riverside, Ohio 45431, the 5,500 sq. ft. store is conveniently positioned near the The National Museum of the US Air Force for those seeking a premium cannabis experience in the Dayton Metropolitan Area.

AYR Dispensary Dayton offers patients a comprehensive selection of high-quality cannabis products from AYR’s family of brands and third-party providers. The expansive retail storefront operates from Mon-Sat 9 a.m. to 9 p.m. and Sunday 10am-7pm. with dedicated team members prepared to offer their experience to patients exploring the diverse catalog of products.

AYR is committed to expanding its presence in the Buckeye State. The company bolstered its cultivation and production efforts in the state last year by opening the doors of a 58,000 sq. ft. cultivation facility in Parma, Ohio.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:
Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:
Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:
Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com